SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              TROON PARTNERS, L.P.
                                (Name of Issuer)

                              TROON PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)

                              PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Howard M. Singer
                              Troon Partners, L.P.
                                622 Third Avenue
                                    8th Floor
                            New York, New York 10017
                                 (212) 667-4225

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 22, 2002
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:     $100,000,000 (a) Amount of Filing Fee:  $9,200 (b)
--------------------------------------------------------------------------------

(a)    Calculated as the aggregate maximum purchase price for Interests.

(b)    Calculated at $92 per $1,000,000 of Transaction Valuation.

[_] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:  ________________________
       Form or Registration No.:  ______________________
       Filing Party:  __________________________________
       Date Filed:  ____________________________________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]    third-party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.

[_]    going-private transaction subject to Rule 13e-3.

[_]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

ITEM 1   SUMMARY TERM SHEET.

              As stated in the offering documents for Troon Partners, L.P. (the "Partnership"), the Partnership is offering to repurchase partnership interests in the Partnership ("Interest" or "Interests" as the context requires) from partners of the Partnership ("Partners") at their net asset value (that is, the value of the Partnership's assets minus its liabilities, multiplied by the proportionate interest in the Partnership a Partner desires to tender). The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, eastern time, on December 20, 2002, unless the Offer is extended.

              The net asset value of the Interests will be calculated for this purpose on December 31, 2002 (the "Valuation Date"). The Partnership reserves the right to adjust the Valuation Date to correspond with any extension of the

Offer. The Partnership will review the net asset value calculation of the Interests during the Partnership's audit for its fiscal year ending December 31, 2002, which the Partnership expects will be completed by the end of February 2003, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

              Partners may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Partner has been a Partner for at least 12 full calendar months and tenders its entire Interest, subject to any extension of the Offer, the Partnership will pay the Partner in cash and/or marketable securities (valued in accordance with the Partnership's First Amended and Restated Limited Partnership Agreement dated as of February 10, 1999 (the "LP Agreement")) no later than January 10, 2003, at least 95% of the unaudited net asset value of the Partner's Interest tendered and accepted by the Partnership based on the Partnership's calculation of the net asset value as of December 31, 2002, less any incentive allocation payable to Troon Management L.L.C., the investment adviser of the Partnership (the "Manager") on December 31, 2002, if any. The Partnership will owe the Partner the balance, for which it will give the Partner a promissory note (the "Note") that will be held in the Partner's brokerage account with CIBC World Markets Corp. ("CIBC WM").

              A Partner that tenders for repurchase only a portion of such Partner's Interest, or a Partner that tenders its entire Interest that has not been a Partner for at least 12 full calendar months, will be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Partner on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Partnership will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than January 10, subject to any extension of the Offer. The Partnership reserves the right to purchase less than the amount tendered by a Partner if the amount tendered would cause the Partner's capital account in the Partnership to have a value less than the required minimum balance. The Partnership will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Partnership, or by borrowings, (which the Partnership does not intend to do).

              Following this summary is a formal notice of the Partnership's offer to purchase the Interests. The Offer remains open to Partners until 12:00 midnight, eastern time, on December 20, 2002, the expected expiration date of the Offer. Until that time, Partners have the right to change their minds and withdraw the tenders of their Interests. Partners will also have the right to withdraw tenders of their Interests at any time after January 21, 2003, assuming their Interest has not yet been accepted for purchase by the Partnership.

              If a Partner would like the Partnership to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to PFPC Inc., at P.O. Box 358, Claymont, DE 19703, attention Karl Garrett, or (ii) fax it to PFPC Inc. at

(302) 791-3105 or (302) 793-8132, so that it is received before 12:00 midnight, eastern time, on December 20, 2002. If the Partner chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before 12:00 midnight, eastern time, on December 20, 2002).

              Of course, the value of the Interests will change between October 31 (the last time prior to the date of this filing as of which net asset value has been calculated), and December 31, 2002, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price for Interests. Partners may obtain the estimated net asset value of their Interests, which the Partnership calculates weekly until the expiration date of the Offer and daily for the last five business days of the Offer, by contacting PFPC Inc. at (888) 697-9661 or (866) 306-0232 or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (eastern time).

              Please note that just as each Partner has the right to withdraw the tender of an Interest, the Partnership has the right to cancel, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Also realize that although the Offer expires on December 20, 2002, a Partner that tenders its Interest will remain a Partner with respect to the Interest tendered and accepted for purchase by the Partnership through December 31, 2002, when the net asset value of the Partner's Interest is calculated.

ITEM 2   ISSUER INFORMATION.

              (a) The name of the issuer is Troon Partners, L.P. The Partnership is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited partnership. The principal executive office of the Partnership is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4225.

              (b) The title of the securities that are the subject of the Offer is partnership interests or portions thereof in the Partnership. (As used herein, the term "Interest" or "Interests" as the context requires, refers to the partnership interests in the Partnership and portions thereof that constitute the class of security that is the subject of this Offer or the partnership interests in the Partnership or portions thereof that are tendered by the Partners pursuant to the Offer.) As of the close of business on October 31, 2002, there was approximately $120,980,914 outstanding in capital of the Partnership, represented by Interests. Subject to the conditions set forth in the Offer, the Partnership will purchase up to $100 million of Interests that are tendered by, and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

              (c) Interests are not traded in any market, and their transfer is strictly limited by the terms of the Partnership's Limited Partnership Agreement dated as of February 10, 1999, as amended (the "LP Agreement").

ITEM 3   IDENTITY AND BACKGROUND OF FILING PERSON.

              (a) The name of the filing person is Troon Partners, L.P. The Partnership's principal executive office is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4225. The investment adviser of the Partnership is Troon Management, L.L.C. The Manager is also a general partner of the Partnership. The principal executive office of the Manager is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4225. The Partnership's individual general partners ("Individual General Partners") are Sol Gittleman, Luis Rubio, Janet L. Schinderman and Howard M. Singer. Their address is c/o CIBC Oppenheimer Advisers, L.L.C., 622 Third Avenue, 8th Floor, New York, New York 10017.

ITEM 4   TERMS OF THIS TENDER OFFER.

              (a) (1) (i) Subject to the conditions set forth in the Offer, the Partnership will purchase up to $100 million of Interests that are tendered by Partners and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, eastern time, on December 20, 2002 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                            (ii)   The purchase  price of Interests  tendered to
the Partnership for repurchase will be their net asset value as of the Valuation Date if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The Partnership reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

              For a Partner that has been a Partner for at least 12 full calendar months and that tenders its entire Interest, payment of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LP Agreement) in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted by the Partnership, determined as of the Valuation Date payable within ten calendar days after the Valuation Date, (the "95% Cash Payment"); and (b) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (i) the net asset value of the Interests tendered by the Partner and accepted by the Partnership as of the Valuation Date, determined based on the audited financial statements of the Partnership for calendar year 2002, over
(ii) the 95% Cash Payment. The Note will be delivered to the tendering Partner in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within ten calendar days after the Valuation Date and will not be transferable.

              The Note will be payable in cash within ten calendar days after completion of the audit of the financial statements of the Partnership for calendar year 2002. It is anticipated that the audit of the Partnership's financial statements for calendar year 2002 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Partnership on an amount, deposited by the Partnership in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Partnership. Although the Partnership has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Individual General Partners of the Partnership determine that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Partners.

              A Partner that tenders for repurchase only a portion of its Interest or a Partner that tenders its entire Interest that has not been a Partner for at least 12 full calendar months (subject to maintenance of the required minimum capital account balance described in ITEM 1 above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Partnership, determined as of the Valuation Date, payable within ten calendar days after the Valuation Date.

              A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Partnership to Partners that will be sent in connection with the Partnership's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

                            (iii)  The scheduled expiration date of the Offer is
12:00 midnight, eastern time, Friday, December 20, 2002.

                            (iv)   Not applicable.

                            (v)    The  Partnership  reserves the right,  at any
time and from time to time, to extend the period of time during which the Offer is pending by notifying Partners of such extension. The purchase price of an Interest tendered by any Partner will be the net asset value thereof as of the close of business on December 31, 2002, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Partnership also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Partnership determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Partners.

                            (vi)   A tender of an Interest  may be  withdrawn at
any time before 12:00 midnight, eastern time, Friday, December 20, 2002 and, if such Interest has not then been accepted for purchase by the Partnership, at any time after Tuesday, January 21, 2003.

                            (vii)  Partners wishing to tender Interests pursuant
to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Karl Garrett, at the address set forth on page 2 of the Offer or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Karl Garrett, at one of the fax numbers set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Partnership recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Partner choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

              Any Partner tendering an Interest pursuant to the Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by PFPC at the address or one of the fax numbers set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers set forth on page 2 of the Offer. A tender of an Interest properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

                            (viii) For  purposes of the Offer,  the  Partnership
will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Partner of its election to purchase such Partner's Interest.

                            (ix)   If more than $100  million of  Interests  are
duly tendered to the Partnership prior to the Expiration Date and not withdrawn, the Partnership will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); (b) extend the Offer, if necessary, and increase the amount of Interests that the Partnership is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                            (x)    The  purchase  of  Interests  pursuant to the
Offer will have the effect of increasing the proportionate interest in the Partnership of Partners that do not tender Interests. Partners that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Partnership's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Partnership believes that this result is unlikely given the nature of the Partnership's investment program. A reduction in the aggregate assets of the Partnership may result in Partners that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Partnership are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Partners on January 1, 2003 and thereafter from time to time.

                            (xi)   Not applicable.

                            (xii)  The following discussion is a general summary
of the federal income tax consequences of the purchase of Interests by the Partnership from Partners pursuant to the Offer. Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Partnership pursuant to the Offer.

              In general, a Partner from which an Interest is purchased by the Partnership will be treated as receiving a distribution from the Partnership. Such Partner generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Partner exceeds such Partner's then adjusted tax basis in the Partner's Interest. A Partner's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Partner for periods prior to the purchase of such Interest. Cash distributed to a Partner in excess of the adjusted tax basis of such Partner's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Partner that has its entire Interest purchased by the Partnership may recognize a loss, but only to the extent that the amount of consideration received from the Partnership is less than the Partner's then adjusted tax basis in such Partner's Interest.


              (a)    (2)    Not applicable.

              (b)    Not applicable.

ITEM 5 PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

              The Partnership's Confidential Memorandum dated August 2001, as supplemented (the "Confidential Memorandum"), and the LP Agreement, which were provided to each Partner in advance of subscribing for Interests, provide that the Partnership's Individual General Partners have the discretion to determine whether the Partnership will purchase Interests from Partners from time to time pursuant to written tenders. The Confidential Memorandum also states that the Manager expects that it will recommend to the Individual General Partners that the Partnership purchase Interests from Partners once each year, in December. The Partnership previously offered to purchase Interests from Partners pursuant to written tenders effective as of December 31, 2000, December 31, 2001 and June 30, 2002.

              The Partnership is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Partnership and the Manager or any Individual General Partner of the Partnership or any person controlling the Partnership or controlling the Manager or any Individual General Partner of the Partnership; and (ii) any person, with respect to Interests. However, the LP Agreement provides that the Partnership will be dissolved if the Interest of any Partner that has submitted a written request in accordance with the terms of the LP Agreement to tender its entire Interest for repurchase by the Partnership has not been repurchased within a period of two years of the request.

ITEM 6 PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

              (a) The purpose of the Offer is to provide liquidity to Partners that hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LP Agreement.

              (b)    Interests   that  are  tendered  to  the   Partnership   in
connection  with the Offer will be retired,  although the  Partnership may issue

Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Partnership currently expects that it will accept subscriptions for Interests as of January 1, 2003 and on the first day of each calendar quarter thereafter, but is under no obligation to do so.

              (c) None of the Partnership, the Manager or the Individual General Partners has any plans or proposals that relate to or would result in:
(1) the acquisition by any person of additional Interests (other than the Partnership's intention to accept subscriptions for Interests on the first day of each calendar quarter and from time to time in the discretion of the Partnership), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (3) any material change in the present distribution policy or indebtedness or capitalization of the Partnership; (4) any change in the identity of the Manager or the Individual General Partners, or in the management of the Partnership including, but not limited to, any plans or proposals to change the number or the term of the Individual General Partners or to change any material term of the investment advisory arrangements with the Manager; (5) a sale or transfer of a material amount of assets of the Partnership (other than as the Individual General Partners determine may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Partnership);
(6) any other material change in the Partnership's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LP Agreement or other actions that might impede the acquisition of control of the Partnership by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A ss. 229.1006 (c) are not applicable to the Partnership.

ITEM 7    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              (a) The Partnership expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $100 million (unless the Partnership elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Partnership; and (iii) possibly borrowings, as described in paragraph (b), below. The Partnership will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

              (b) None of the Partnership, the Manager or the Individual General Partners has determined at this time to borrow funds to purchase
Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Partnership, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests from its existing margin facility established with the Partnership's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law. If the Partnership finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Partnership were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Partnership's obligations from the collateral deposited in the special custody account. The Partnership expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Partnership by existing and/or new Partners, or from the proceeds of the sale of securities and portfolio assets held by the Partnership.

ITEM 8   INTEREST IN SECURITIES OF THE ISSUER.

              (a) Based on October 31, 2002 estimated values, the Manager owns approximately $3,697,675, (3.05%) of the Interests. The Manager may tender up to $2 million of its Interest on the terms and conditions of the Offer. In addition, the Manager may be entitled under the terms of the LP Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LP Agreement and described in the Confidential Memorandum.

              (b) Other than the acceptance of subscriptions for Interests as of October 1, 2002, there have been no transactions involving Interests that were effected during the past 60 business days by the Partnership, the Manager, any Individual General Partner or any person controlling the Partnership or the Manager.

ITEM 9   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

              No persons have been employed, retained or are to be compensated by the Partnership to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10  FINANCIAL STATEMENTS.

              (a) (1) Reference is made to the following financial statements of the Partnership, which the Partnership has prepared and furnished to Partners pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

              Audited financial statements for the year ended December 31, 2000 previously filed on EDGAR on Form N-30D on March 9, 2001;

              Audited financial statements for the year ended December 31, 2001 previously filed on EDGAR on Form N-30D on March 8, 2002; and

              Unaudited financial statements for the six month period ended June 30, 2002 previously filed on EDGAR on Form N-30D on August 28, 2002.

                     (2) The Partnership is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Partnership does not have shares, and consequently does not have earnings per share information.

                     (3)    Not applicable.

                     (4)    The   Partnership   does   not  have   shares,   and
                            consequently does not have book value per share information.

              (b) The Partnership's assets will be reduced by the amount of the tendered Interests that are purchased by the Partnership. Thus, income relative to assets may be affected by the Offer. The Partnership does not have shares and consequently does not have earnings or book value per share information.

ITEM 11    ADDITIONAL INFORMATION.

              (a)    (1)    None.

                     (2)    None.

                     (3)    Not applicable.

                     (4)    Not applicable.

                     (5)    None.

              (b)    None.

ITEM 12    EXHIBITS.

              Reference  is  hereby  made  to  the  following   exhibits   which
collectively constitute the Offer to Partners and is incorporated herein by reference:

              A.     Cover  Letter  to the  Offer  to  Purchase  and  Letter  of
                     Transmittal.

              B.     Offer to Purchase.

              C.     Form of Letter of Transmittal.

              D.     Form of Notice of Withdrawal of Tender.

              E. Forms of Letters from the Partnership to Partners in connection with the Partnership's acceptance of tenders of Interests.

                                    SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    TROON PARTNERS, L.P.

                                         By:  Troon Management, L.L.C.

                                         By:  CIBC World Markets Corp.
                                              Managing Member

                                         By:  /s/ HOWARD M. SINGER
                                              ---------------------------
                                              Name:  Howard M. Singer
                                              Title:  Managing Director


November 22, 2002

                                  EXHIBIT INDEX

EXHIBIT

A      Cover Letter to the Offer to Purchase and Letter of Transmittal.

B      Offer to Purchase.

C      Form of Letter of Transmittal.

D      Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Partnership to Partners in Connection with the Partnership's Acceptance of Tenders of Interests.